Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation Plc (the “Company”) will be held on Tuesday, May 11, 2021 at 09:00 a.m. (UK time) at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, Jersey JE2 3WF, Channel Islands to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2020, together with the report of the auditor thereon, and to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions:

1.	To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(b)	Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(c)	Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(d)	John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(e)	Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(f)	John McGloin, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(g)	Nick Clarke, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and

(h)	Geralda Wildschutt, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers herself for reappointment as a director.

2.	To reappoint BDO South Africa Inc as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration.

3.	In accordance with the charter of the Audit Committee of the Board of Directors of the Company, to reappoint each of the following directors of the Company as a member of the Audit Committee for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(e) above, Johan Holtzhausen;

(b)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(d) above, John Kelly; and

(c)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(f) above, John McGloin or if any such persons are not so reappointed, any other independent non-executive director of the Company as may be put forward by the chairman of the Meeting.

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March 17, 2021 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. This notice and Circular together with the audited consolidated financial statements of the Company and management’s discussion and analysis for the financial year ended December 31, 2020 comprise the “Meeting Materials”.

To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 09:00 a.m. (UK time) on Friday, May 7, 2021 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting. Shareholders have a right to ask questions at the Meeting.

In order to ensure representation at the Meeting, registered shareholders must complete the form of proxy and submit it as soon as possible but not later than 09:00 a.m. (UK time) on Friday, May 7, 2021 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to vote their shares. Non-registered shareholders will have received the Mailed Materials (as defined below) in a mailing from their nominee. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee.

As per last year, the Company is using the notice and access method of delivering materials to both registered and beneficial shareholders. A notice will be mailed to shareholders of the Company, accompanied by a form of proxy or voting instruction form (as applicable) and an addressed envelope (together with the notice the “Mailed Materials”). However, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs.

The Meeting Materials will be available on the Company’s website as of March 29, 2021 and will remain on the website for at least one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of March 29, 2021. Shareholders will receive a notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Registered shareholders who wish to receive paper copies of the Meeting Materials before the Meeting should call toll free from within North America on 1-866- 641-4276. Non-registered shareholders who wish to receive paper copies of the Meeting Materials at any time should call toll free from within North America on 1-877-907-7643 or from outside North America on +1-303-562-9305. To obtain copies after the Meeting, registered shareholders should contact Adam Chester at the Company by calling +44 1534 679800, or by email at info@caledoniamining.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting, and within ten business days if requests are made after the Meeting.

DATED as of March 29, 2021.
By order of the Board of Directors
Caledonia Mining Corporation Plc

(signed) “Leigh A. Wilson”
Leigh A. Wilson
Chairman

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